SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

interCLICK, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

458483203
(CUSIP Number)

December 31, 2009
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458483203	13G	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Brauser
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 274,000 (1)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,582,500 (2)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 274,000 (1)
WITH	8	SHARED DISPOSITIVE POWER 1,582,500 (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,856,500
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12		TYPE OF REPORTING PERSON* In - Individual

(1)	Includes 25,000 options to purchase common stock held by Michael Brauser.

(2)
Includes (i) 1,007,500 shares of common stock owned by BMB Holdings LLLP, (ii) 100,000 shares held by Michael Brauser and Betsy Brauser as tenanta by entirety, and (iii) 475,000 shares of common stock owned by a trust in which Mrs. Brauser is a trustee and beneficiary and  in which Mr. Brauser disclaims beneficial ownership.

CUSIP No. 458483203	13G	Page 3 of 4 Pages

ITEM 1.

(a)	Name of Issuer: interCLICK, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 257 Park Avenue South, Ste. 600, New York, New York 10010

ITEM 2.

(a)	Name of Person Filing: Michael Brauser
(b)	Address of Principal Business Office or, if none, Residence 595 S. Federal Highway, Suite 600, Boca Raton, FL 33432
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 458483203

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) or 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

See Item 5 through 9 and 11 of cover page.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 20.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

CUSIP No. 458483203	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February ___, 2010

/s/ Michael Brauser
Michael Brauser